UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Exide Technologies

(Name of Issuer)

Common Stock

(Title of Class of Securities)

302051206

(CUSIP Number)

Jeffrey L. Gendell

55 Railroad Avenue

Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 8,525,327

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 8,525,327

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,525,327

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 9,467,604

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 9,467,604

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,467,604

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,807,905

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,807,905

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,807,905

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.4%

14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,807,905

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,807,905

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,807,905

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 6,177,215

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 6,177,215

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,177,215

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 6,177,215

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 6,177,215

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,177,215

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Overseas Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,021,845

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,021,845

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,021,845

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine 25 Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 942,277

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 942,277

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 942,277

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,263,830

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,263,830

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,263,830

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Asset Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,263,830

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,263,830

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,263,830

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 20,738,399

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 20,738,399

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,738,399

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.4%

14.	Type of Reporting Person (See Instructions) IN

Item 1.                                 Security and Issuer

This Amendment No. 8 to Schedule 13D is being filed by the Reporting Persons to amend the Schedule 13D originally filed on June 29, 2006 (the “Original 13D”), as amended on September 20, 2006, August 30, 2007, October 9, 2007, November 10, 2008, October 23, 2009, February 3, 2010 and March 10, 2010 (the Original 13D, together with the amendments, the “Schedule 13D”) and relating to the common stock, par value $0.01 per share (the “Common Stock”), of Exide Technologies (the “Company”).  The Company’s principal executive offices are located at 13000 Deerfield Parkway, Building 200 Alpharetta, Georgia 30004.

Item 2.                                 Identity and Background

(a)          This statement is filed by:

(i) Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;

(ii) Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by each of TCP and T25 (as defined below);

(iii) Tontine Capital Overseas Master Fund, L.P. a Cayman Islands limited partnership (“TMF”) with respect to shares of Common Stock directly owned by it;

(iv)  Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company (“TCO”), with respect to shares of Common Stock owned by TMF;

(v) Tontine Partners, L.P., a Delaware limited partnership (“TP”), with respect to the shares of Common Stock directly owned by it;

(vi) Tontine Management, L.L.C., a Delaware limited liability company (“TM”), with respect to the shares of Common Stock directly owned by TP;

(vii) Tontine Overseas Associates, L.L.C., a Delaware limited liability company (“TOA”), with respect to the shares of Common Stock directly owned by Tontine Overseas Fund, Ltd., a Cayman Islands exempted company (“TOF”), and certain separately managed accounts, with respect to the shares of Common Stock directly owned by TOF and the separately managed accounts;

(viii) Tontine 25 Overseas Master Fund, L.P., a Cayman Islands limited partnership (“T25”), with respect to the shares of Common Stock directly owned by it;

(ix) Tontine Capital Overseas Master Fund II, L.P. a Cayman Islands limited partnership (“TCP 2”) with respect to shares of Common Stock directly owned by it;

(x)  Tontine Asset Associates, L.L.C., a Delaware limited liability company (“TAA”), with respect to the shares of Common Stock directly owned by TCP 2; and

(xi) Jeffrey L. Gendell (“Mr. Gendell”) with respect to the shares of Common Stock directly owned by each of TCP, TMF, TP, TOF, T25 and TCP 2.

TCP, TCM, TMF, TCO, TP, TM, TOA, T25, TCP 2, TAA and Mr. Gendell are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)         The address of the principal business and principal office of each of TCP, TCM, TMF, TCO, TP, TM, TOA, T25, TCP 2 and TAA is 55 Railroad Avenue, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 55 Railroad Avenue, Greenwich, Connecticut 06830.

(c)          The principal business of each of TMF, TCP, TP, T25 and TCP 2 is serving as a private investment limited partnership.  The principal business of TCM is serving as the general partner of both TCP and T25.  The principal business of TCO is serving as the general partner of TMF.  The principal business of TM is serving as the general partner of TP.  The principal business of TOA is serving as the investment advisor of TOF.  The principal business of TAA is serving as the general partner of TCP 2.  Mr. Gendell serves as the managing member of TCM, TCO, TM, TOA and TAA.

(d)         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)            Each of TCP and TP is a limited partnership organized under the laws of the State of Delaware.  Each of TCO, TCM, TM, TOA and TAA is a limited liability company organized under the laws of the State of Delaware.  Each of TMF, T25 and TCP 2 is a limited partnership organized under the laws of the Cayman Islands.  Mr. Gendell is a United States citizen.

Item 3.                                 Source and Amount of Funds or Other Consideration

Except as set forth in Item 4, shares of Common Stock owned by the Reporting Persons were purchased with working capital and on margin.  The Reporting Persons’ margin transactions are with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.                                 Purpose of Transaction

On March 16 and March 17, 2010, certain of the Reporting Persons sold an aggregate of 2,966,734 shares of Common Stock in open market broker transactions as follows:  On March 16, 2010, TCP sold 48,219 shares of Common Stock, TMF sold 10,225 shares of Common Stock, TP sold 34,937 shares of Common Stock, TOF sold 10,790 shares of Common Stock and T25 sold 5,329 shares of Common Stock.  All sales on March 16, 2010 occurred at a price of $5.90 per share.  On March 17, 2010, TCP sold 1,258,183 shares of Common Stock, TMF sold 266,808 shares of Common Stock, TP sold 911,629 shares of Common Stock, TOF sold 281,552 shares of Common Stock and T25 sold 139,062 shares of Common Stock.  For each of TCP, TMF, TP, TOF and T25, all sales on March 17, 2010 occurred at a weighted average price of $5.7063 per share, at prices ranging from $5.70 to $5.87 per share.  The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased or sold at each separate price within the ranges described in this paragraph.

The Reporting Persons acquired the shares of Common Stock for investment purposes and in the ordinary course of business.  All of the Reporting Persons may dispose of securities of the Company at any time and from time to time in the open market, through dispositions in kind to parties holding an ownership interest in TCP, TMF, TP, TOF, T25 and/or TCP 2, or otherwise.  In addition, TCP 2 may obtain securities of the Company through open market purchases, transfers from other Reporting Persons or otherwise.

One of the members of the Board of Directors of the Company is an employee of Tontine Associates, LLC, an affiliate of the Reporting Persons.  The disposition of the Reporting Persons’ holdings in the Company may result in changes to the size and/or composition of the Company’s Board of Directors.

Although the forgoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.  Accordingly, the Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth in the Schedule 13D, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or (j) any action similar to any of those enumerated in items (a) through (i) above.

Item 5.                                 Interest in Securities of the Issuer

The following disclosure of share ownership by the Reporting Persons is as of the date of this Amendment No. 8 to Schedule 13D.

A.    Tontine Capital Partners, L.P.

(a)  Aggregate number of shares beneficially owned:  8,525,327.  Percentage: 11.3%.  The percentages used herein and in the rest of Item 5 are calculated based upon 75,586,417 shares of Common Stock of the Company issued and outstanding as of January 29, 2010, as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the SEC on February 3, 2010.

(b)         1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  8,525,327

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  8,525,327

(c)  On March 16, 2010, TCP sold 48,219 shares of Common Stock in the open market at a price of $5.90 per share.  On March 17, 2010, TCP sold 1,258,183 shares of Common Stock in the open market at a weighted average price of $5.7063 per share, at prices ranging from $5.70 to $5.87 per share.

(d)  TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)  Not applicable.

B.    Tontine Capital Management, L.L.C.

(a)          Aggregate number of shares beneficially owned:  9,467,604.  Percentage:  12.5%.

(b)         1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  9,467,604

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  9,467,604

(c)  On March 16, 2010, TCP sold 48,219 shares of Common Stock and T25 sold 5,329 shares of Common Stock in the open market at a price of $5.90 per share.  On March 17, 2010, TCP sold 1,258,183 shares of Common Stock and T25 sold 139,062 shares of Common Stock in the open market, each at a weighted average price of $5.7063 per share and at prices ranging from $5.70 to $5.87 per share.  TCM has not engaged in any transactions in Common Stock since the filing of Amendment No. 7 to this Schedule 13D on March 10, 2010.

(d)  Not applicable.

(e)  Not applicable.

C.    Tontine Capital Overseas Master Fund, L.P.

(a)          Aggregate number of shares beneficially owned: 1,807,905.  Percentage: 2.4%.

(b)         1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  1,807,905

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  1,807,905

(c)          On March 16, 2010, TMF sold 10,225 shares of Common Stock in the open market at a price of $5.90 per share.  On March 17, 2010, TMF sold 266,808 shares of Common Stock in the open market at a weighted average price of $5.7063 per share, at prices ranging from $5.70 to $5.87 per share.

(d)         TCO the general partner of TMF, has the power to direct the affairs of TMF, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCO and in that capacity directs its operations.

(e)          Not applicable.

D.            Tontine Capital Overseas GP, L.L.C.

(a)          Aggregate number of shares beneficially owned: 1,807,905.  Percentage: 2.4%.

(b)         1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  1,807,905

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  1,807,905

(c)          On March 16, 2010, TMF sold 10,225 shares of Common Stock in the open market at a price of $5.90 per share.  On March 17, 2010, TMF sold 266,808 shares of Common Stock in the open market at a weighted average price of $5.7063 per share, at prices ranging from $5.70 to $5.87 per share.  TCO has not engaged in any transactions in Common Stock since the filing of Amendment No. 7 to this Schedule 13D on March 10, 2010.

(d)         Not applicable.

(e)          Not applicable.

E.              Tontine Partners, L.P.

(a)          Aggregate number of shares beneficially owned: 6,177,215.  Percentage: 8.2%.

(b)         1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  6,177,215

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  6,177,215

(c)          On March 16, 2010, TP sold 34,937 shares of Common Stock in the open market at a price of $5.90 per share.  On March 17, 2010, TP sold 911,629 shares of Common Stock in the open market at a weighted average price of $5.7063 per share, at prices ranging from $5.70 to $5.87 per share.

(d)         TM, the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.

(e)          Not applicable.

F.              Tontine Management, L.L.C.

(a)          Aggregate number of shares beneficially owned: 6,177,215.  Percentage: 8.2%.

(b)         1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  6,177,215

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  6,177,215

(c)          On March 16, 2010, TP sold 34,937 shares of Common Stock in the open market at a price of $5.90 per share.  On March 17, 2010, TP sold 911,629 shares of Common Stock in the open market at a weighted average price of $5.7063 per share, at prices ranging from $5.70 to $5.87 per share.  TM has not engaged in any transactions in Common Stock since the filing of Amendment No. 7 to this Schedule 13D on March 10, 2010.

(d)         Not applicable.

(e)          Not applicable.

G.             Tontine Overseas Associates, L.L.C.

(a)          Aggregate number of shares beneficially owned: 2,021,845.  Percentage: 2.7%.

(b)         1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 2,021,845

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  2,021,845

(c)          On March 16, 2010, TOF sold 10,790 shares of Common Stock in the open market at a price of $5.90 per share.  On March 17, 2010, TOF sold 281,552 shares of Common Stock in the open market at a weighted average price of $5.7063 per share, at prices ranging from $5.70 to $5.87 per share. TOA has not engaged in any transactions in Common Stock since the filing of Amendment No. 7 to this Schedule 13D on March 10, 2010.

(d)         Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of the sale of the shares of the Company.  Mr. Gendell is the Managing Member of TOA and in that capacity directs its operations.

(e)          Not applicable.

H.            Tontine 25 Overseas Master Fund, L.P.

(a)         Aggregate number of shares beneficially owned: 942,277.   Percentage: 1.2%.

(b)        1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  942,277

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  942,277

(c)          On March 16, 2010, T25 sold 5,329 shares of Common Stock in the open market at a price of $5.90 per share.  On March 17, 2010, T25 sold 139,062 shares of Common Stock in the open market at a weighted average price of $5.7063 per share, at prices ranging from $5.70 to $5.87 per share.

(d)         TCM, the general partner of T25, has the power to direct the affairs of T25, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)          Not applicable.

I.                 Tontine Capital Overseas Master Fund II, L.P.

(a)          Aggregate number of shares beneficially owned: 1,263,830.  Percentage: 1.7%.

(b)         1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:   1,263,830

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  1,263,830

(c)          TCP 2 has not engaged in any transactions in Common Stock since the filing of Amendment No. 7 to this Schedule 13D on March 10, 2010.

(d)         TAA, the general partner of TCP 2, has the power to direct the affairs of TCP 2, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TAA and in that capacity directs its operations.

(e)          Not applicable.

J.                Tontine Asset Associates, L.L.C.

(a)          Aggregate number of shares beneficially owned:  1,263,830.   Percentage:  1.7%.

(b)         1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  1,263,830

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  1,263,830

(c)          TAA has not engaged in any transactions in Common Stock since the filing of Amendment No. 7 to this Schedule 13D on March 10, 2010.

(d)         Not applicable.

(e)          Not applicable.

K.            Jeffrey L. Gendell

(a)          Aggregate number of shares beneficially owned: 20,738,399.  Percentage: 27.4%.

(b)         1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  20,738,399

3. Sole power to dispose or direct the disposition:  -0-

4. Shared power to dispose or direct the disposition:  20,738,399

(c)          On March 16, 2010, TCP sold 48,219 shares of Common Stock, TMF sold 10,225 shares of Common Stock, TP sold 34,937 shares of Common Stock, TOF sold 10,790 shares of Common Stock and T25 sold 5,329 shares of Common Stock.  All sales on March 16, 2010 occurred in the open market at a price of $5.90 per share.  On March 17, 2010, TCP sold 1,258,183 shares of Common Stock, TMF sold 266,808 shares of Common Stock, TP sold 911,629 shares of Common Stock, TOF sold 281,552 shares of Common Stock and T25 sold 139,062 shares of Common Stock.  For each of TCP, TMF, TP, TOF and T25, all sales on March 17, 2010 occurred in the open market at a weighted average price of $5.7063 per share, at prices ranging from $5.70 to $5.87 per share. Mr. Gendell has not engaged in any transactions in Common Stock since the filing of Amendment No. 7 to this Schedule 13D on March 10, 2010.

(d)         Not applicable.

(e)          Not applicable.

Item 6.                                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Registration Rights Agreement, dated as of September 18, 2006, by and among the between the Company, TCP, TP, TOA, TMF, Arklow Capital, LLC and Legg Mason Investment Trust, Inc. (the “Registration Rights Agreement”), on November 8, 2007, the Company filed a registration statement on Form S-3 registering the resale of 23,070,233 shares of Common Stock held by the Reporting Persons (the “Registration Statement”).  The Registration Statement was declared effective on November 19, 2007.  Pursuant to the Registration Rights Agreement, the Company has agreed to maintain the effectiveness of the Registration Statement until the Reporting Persons no longer hold any

Registrable Securities.  In addition, under the Registration Rights Agreement, the Reporting Persons have certain demand and piggyback registration rights.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 1, which is incorporated by reference herein.

Except as described in the Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                                   Material to Be Filed as Exhibits

1. Registration Rights Agreement dated September 18, 2006, between Exide Technologies, Tontine Capital Partners, L.P., Tontine Partners, L.P., Tontine Overseas Associates, L.L.C., Tontine Capital Overseas Master Fund, L.P., Arklow Capital, LLC and Legg Mason Investment Trust, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K dated September 19, 2006).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 25, 2010
Date

/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of Tontine Capital Management, L.L.C., general partner of Tontine Capital Partners, L.P. and Tontine 25 Overseas Master Fund, L.P., as managing member of Tontine Capital Overseas GP, L.L.C., general partner of Tontine Capital Overseas Master Fund, L.P., as managing member of Tontine Management, L.L.C., general partner of Tontine Partners, L.P., as managing member of Tontine Overseas Associates, L.L.C., investment advisor of Tontine Overseas Fund, Ltd. and certain separately managed accounts, and as managing member of Tontine Asset Associates, L.L.C., the general partner of Tontine Capital Overseas Master Fund II, L.P.

Name/Title